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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  AUTOEYE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   052773 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                  Autoeye Inc.
                          Suite 1650, Waterfront Centre
                               200 Burrard Street
                       Vancouver, British Columbia V6C 3L6
                                 (604) 689-3355

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 31 January 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......052773 10 8.......

--------------------------------------------------------------------------------

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

               ...........TEACO PROPERTIES LTD...........................

--------------------------------------------------------------------------------

          2.   Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)  ............................................................

               (b)  ........X...................................................

--------------------------------------------------------------------------------

          3.   SEC Use Only ....................................................

--------------------------------------------------------------------------------

          4.   Source of Funds (See Instructions).........OO....................

--------------------------------------------------------------------------------

          5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) .................

--------------------------------------------------------------------------------

          6.   Citizenship or Place of Organization ....................BRITISH
               COLUMBIA, CANADA.................

--------------------------------------------------------------------------------

Number of
Shares
Beneficially      7. Sole Voting Power...........6,900,000......................
Owned by
Each              --------------------------------------------------------------
Reporting
Person With       8. Shared Voting Power .......................................

                  --------------------------------------------------------------

                  9. Sole Dispositive

                     Power.......................6,900,000......................

                  --------------------------------------------------------------

          10.  Shared Dispositive Power.....................................

--------------------------------------------------------------------------------

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person
               ..........6,900,000.........................

--------------------------------------------------------------------------------

          12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions) ...........

--------------------------------------------------------------------------------

          13.  Percent of Class Represented by Amount in Row (11)
               .........49%.....................................................

--------------------------------------------------------------------------------

          14.  Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

               ..............CO.................................................
               .................................................................
               .................................................................
               .................................................................
               .................................................................

--------------------------------------------------------------------------------

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock, $.001 par value (the "Common Stock"), of Autoeye Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite #6, 2150 Bowen Road, Nanaimo, British Columbia, V9S 1H7.

Item 2. Identity and Background

          (a) Teaco Properties Ltd. ("Teaco" or the "reporting person") As explained in Item 3 of this Schedule, the Issuer acquired all of the outstanding shares of Forest Industry Online in exchange for 10,000,000 shares of the Issuer's common stock which were issued to the following persons:

                  Joe Perraton           2,400,000

                  Lara Perraton             700,000

                  Teaco Properties Ltd.    6,900,000

          Following the acquisition of Forest Industry Online, Joe Perraton and Marc White became officers and directors of the Issuer.

          Lara Perraton is the sister of Joe Perraton.

          Mark White is a controlling person of Teaco Properties Ltd. and may be considered the beneficial owner of the shares issued to Teaco Properties Ltd.

          (b) Teaco is a limited liability company formed to develop, invest and manage properties. The principal business address of Teaco is 649 Belle View Place, Nanaimo, British Columbia, V9V 1B5

          (c) The managing partners of Teaco are Marc R. White and David McNaught. The foregoing individuals are citizens of Canada and their principal business address is c/o Teaco, 649 Belle View Place, Nanaimo, B.C., V9V 1B5. Their principal occupations in Teaco are set forth below.

                  Name                     Occupation
                  Marc R. White            Managing Partner, Secretary, Teaco

                                           Director, Autoeye Inc.

                  David McNaught           Managing Partner, President, Teaco

          (d) None of the entities or person identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The persons identified in this Item 2 are citizens of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Teaco Properties Ltd. was the beneficial owner of 69 shares of the common stock of The Forest Industry Online Inc. which were transferred to Autoeye Inc. in exchange for 6,900,000 shares of the common stock of Autoeye Inc. The consideration for the shares are documented in the Share Exchange Agreement filed as an exhibit to this Schedule.

Item 4. Purpose of Transaction

The securities of the Issuer were acquired by Teaco Properties Ltd. in connection with the Issuer's acquisition of Forest Industry Online, Inc. See
Item 3 of this Schedule.

Item 5. Interest in Securities of the Issuer

           (a) The reporting entity or persons beneficially owns, directly or indirectly, an aggregate of 6,900,000 shares (the "total shares") of Common Stock, or approximately 49% of the Issuer's Common Stock as part of the Transaction and more fully described in Item 6.

           (b) Teaco may be deemed to have the sole power and ownership of 6,900,000 shares of the Total shares. Messrs. White and McNaught in their respective positions in Teaco as listed in
                  Item 2 above, may also be deemed to share the power to vote or direct the voting of the Total shares.

           (c)    See Item 3 of this Schedule.

           (d)    Not applicable.

           (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              None.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Share Exchange Agreement

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Feb/8/2000
--------------------------------------------------------------------------------
Date

          /s/ MARC WHITE
--------------------------------------------------------------------------------

Signature

MARC WHITE, Secretary for TEACO PROPERTIES LTD.

--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                            SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made as of the 20th day of January, 2000.

AMONG:

                  AUTOEYE INC., a body corporate formed pursuant to the laws of the State of Delaware and having an office for business located at Suite 1650, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6

                  (the "Purchaser")

AND:

                  TEACO PROPERTIES LTD., a body corporate formed pursuant to the laws of the Province of British Columbia and having an office for business located at 649 Belle View Place, Nanaimo, British Columbia, V9V 1B5

                  ("Teaco")

AND:

                  JOE PERRATON, Businessman, of 7491 Elizabeth Way, Lantzville, British Columbia, V0R 2H0

AND:

                  LARA PERRATON, Businesswoman, of 485 Howard Avenue, Nanaimo, British Columbia, V9R 3S2

                  (Teaco, Joe Perraton, and Lara Perraton being hereinafter collectively referred to as the "Vendors")

WHEREAS:

A. The Forest Industry Online Inc. (the "Company") is a body corporate formed pursuant to the laws of the Province of British Columbia and engaged in the business of providing direct customer service and support to businesses, individuals and organizations within the worldwide forest and wood product industries;

B. The Vendors own all of the issued and outstanding common shares in the capital stock of the Company (the "Company Common Shares"); and

C. The Vendors have agreed to sell and the Purchaser has agreed to purchase the Company Common Shares, subject to the terms and conditions of this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the mutual covenants, agreements, representations and warranties contained herein, the parties hereto hereby agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

Definitions

1.1      In this Agreement the following terms will have the following meanings:

         (a) "Acquisition Shares" means the 10,000,000 Purchaser Common Shares to be issued in the names of the Vendors at Closing;

         (b) "Agreement" means this agreement among the Purchaser and the Vendors;

         (c) "Audited Company Financial Statements" means the audited financial statements of the Company for the fiscal years ended July 31, 1998 and 1999, prepared in accordance with United States' generally accepted accounting principles, together with the unqualified auditors' report thereon attached hereto as Schedule "A";

         (d) "Business" means all aspects of the business conducted by the Company, including, without limitation, the services and support provided to the forest and wood product industries;

         (e) "Closing" means the completion, on the Closing Date, of the transactions contemplated hereby in accordance with Article 10 hereof;

         (f) "Closing Date" means the day on which all conditions precedent to the completion of the transaction as contemplated hereby have been satisfied or waived; provided that in no event shall the Closing Date be later than January 31, 2000;

         (g)      "Company" means The Forest Industry Online Inc.;

         (h) "Company Accounts Payable and Liabilities" means all accounts payable and liabilities of the Company due and owing as of December 31, 1999 as set forth in Schedule "E" hereto;

         (i) "Company Accounts Receivable" means all accounts receivable and other debts owing to the Company as of December 31, 1999 as set forth in Schedule "D" hereto;

         (j) "Company Assets" means the undertaking and all the property and assets of the Business of every kind and description wheresoever situated including, without limitation, the Company Equipment, the Company Inventory, the Company Material Contracts, the Company Accounts Receivable, the Company Cash, the Company Intangible Assets and the Company Goodwill, and all credit cards, charge cards and banking cards issued to the Company;

         (k) "Company Cash" means all cash on hand or on deposit to the credit of the Company on the Closing Date;

         (l) "Company Common Shares" means Common Shares without par value in the capital stock of the Company;

         (m) "Company Equipment" means all machinery, equipment, furniture, and furnishings used in the Business, including, without limitation, the items more particularly described in Schedule "B" hereto;

         (n) "Company Financial Statements" means, collectively, the Audited Company Financial Statements and the Quarterly Company Financial Statements, true copies of which are attached as Schedule "A" hereto;

         (o) "Company Goodwill" means the goodwill of the Business together with the exclusive right of the Purchaser to represent itself as carrying on the Business in succession of the Company subject to the terms hereof, the right to all corporate, operating and trade names associated with the Business, or any variations of such names as part of or in connection with the Business, all telephone listings and telephone advertising contracts, all lists of customers, books and records and other information relating to the Business, all necessary licenses and authorizations and any other rights used in connection with the Business;

         (p) "Company Insurance Policies" means the public liability insurance and insurance against loss or damage to the Company Assets and the Business as described in Schedule "G" hereto;

         (q) "Company Intangible Assets" means all of the intangible assets of the Company, including, without limitation, the Company Goodwill, all trademarks, logos, copyrights, designs, and other intellectual and industrial property including, without limiting the generality of the foregoing, the domain names "www.forestindustry.com", www.forestindustry.net, and
                  "www.forestind.com" and all other domain names registered by or in the name of the Company or the Vendors and related to the Business;

         (r) "Company Inventory" means all inventory and supplies of the Business existing on the Closing Date;

         (s) "Company Material Contracts" means the burden and benefit of and the right, title and interest of the Company in, to and under all trade and non-trade contracts, engagements or commitments, whether written or oral, to which the Company is entitled in connection with the Business whereunder the Company is obligated to pay or entitled to receive the sum of $10,000 or more including, without limitation, any pension plans, profit sharing plans, bonus plans, loan agreements, security agreements, indemnities and guarantees, any agreements with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, directors, attorneys or others which cannot be terminated without liability on not more than one month's notice, and those contracts listed in Schedule "C" hereto;

         (t) "Employment Agreement" means the employment agreement among the Company and Joe Perraton to be entered into pursuant to
                  Article 7 hereof substantially in the form attached hereto as Schedule "K";

         (u) "Place of Closing" means the offices of Century Capital Management Ltd. or such other place as the Purchaser and the Vendors may mutually agree upon;

         (v) "Private Placement" means the private sale by the Purchaser of not less than 750 Purchaser Preferred Shares at a price of $1,000.00 per Purchaser Preferred Share;

         (w)      "Purchaser" means Autoeye Inc.;

         (x) "Purchaser Accounts Payable and Liabilities" means all accounts payable and liabilities of the Purchaser due and owing as of December 31, 1999 as set forth is Schedule "I" hereto;

         (y) "Purchaser Common Shares" means the shares of common stock in the capital of the Purchaser;

         (z) "Purchaser Financial Statements" means the audited financial statements of the Purchaser for the periods ended May 31, 1998 and 1999 and the management prepared financial statements of the Purchaser for the six month period ended November 30, 1998 and 1999, true copies of which are attached as Schedule "H" hereto;

         (aa) "Purchaser Preferred Shares" means the 750 shares of the Purchaser's Series A Convertible Preferred Stock to be issued in the Private Placement pursuant to the terms of the Subscription;

         (bb) "Quarterly Company Financial Statements" means the management prepared financial statements of the Company for the three month period ended October 31, 1998 and 1999, prepared in accordance with United States' generally accepted accounting principles, attached hereto as Schedule "A";

         (cc) "Subscription" means the subscription for Purchaser Preferred Shares to be entered into at or prior to closing pursuant to the Private Placement, substantially in the form attached hereto as Schedule "J"; and

         (dd)     "Teaco" means Teaco Properties Ltd.

Any other terms defined within the text of this Agreement will have the meanings so ascribed to them.

Captions and Section Numbers

1.2 The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

Section References and Schedules

1.3 Any reference to a particular "Article", "section", "paragraph", "clause" or other subdivision is to the particular Article, section, clause or other subdivision of this Agreement and any reference to a Schedule by letter will mean the appropriate Schedule attached to this Agreement and by such reference the appropriate Schedule is incorporated into and made part of this Agreement. The Schedules to this Agreement are as follows:

Information concerning the Company

                  Schedule "A"         Company Financial Statements
                  Schedule "B"         Company Equipment
                  Schedule "C"         Company Material Contracts
                  Schedule "D"         Company Accounts Receivable
                  Schedule "E"         Company Accounts Payable and Liabilities

                  Schedule "F"         Debts to Related Parties
                  Schedule "G"         Company Insurance Policies

Information concerning the Purchaser

                  Schedule "H"       Purchaser Financial Statements
                  Schedule "I"       Purchaser Accounts Payable and Liabilities
                  Schedule "J"       Subscription
                  Schedule "K"       Employment Agreement

Severability of Clauses

1.4 If any part of this Agreement is declared or held to be invalid for any reason, such invalidity will not affect the validity of the remainder which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion, and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held to be invalid.

Currency

1.5 Unless otherwise specified, all sums referred to herein and all payments to be made hereunder will be in lawful money of the United States of America.

                                    ARTICLE 2
                   PURCHASE AND SALE OF COMPANY COMMON SHARES

Sale of Company Common Shares

2.1 The Vendors agree to sell to the Purchaser, and the Purchaser agrees to purchase from the Vendors, all the Company Common Shares at Closing subject to the terms and conditions of this Agreement.

Consideration

2.2 In consideration of the sale of the Company Common Shares by the Vendors to the Purchaser, the Purchaser agrees to issue the Acquisition Shares to the Vendors at Closing.

Adherence with Applicable Securities Laws

2.3 The Vendors agree that they are acquiring the Acquisition Shares for investment purposes and will not offer, sell or otherwise transfer, pledge or hypothecate any of the Acquisition Shares (other than pursuant to an effective Registration Statement under the Securities Act of 1933 (United States), as amended) directly or indirectly unless:

(a)      the sale is to the Purchaser;

(b) the sale is made pursuant to the exemption from registration under the Securities Act of 1933 (United States) provided by Rule 144 thereunder; or

(c) the Acquisition Shares are sold in a transaction that does not require registration under the Securities Act of 1933 (United States) or any applicable United States state laws and regulations governing the offer and sale of securities, and the Vendor selling same has furnished to the Purchaser an opinion of counsel to that effect or such other written opinion as may be reasonably required by the Purchaser.

         The Vendors acknowledge that the certificates representing the Acquisition Shares shall bear the following legend:

                 NO SALE, OFFER TO SELL, OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE MADE UNLESS A REGISTRATION STATEMENT UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, IN RESPECT OF SUCH SHARES IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT IS THEN IN FACT APPLICABLE TO SAID SHARES.

         The Vendors further acknowledge that trades of Acquisition Shares within British Columbia will be subject to restrictions imposed by the Securities Act (British Columbia) and that the Acquisition Shares may not be traded within British Columbia unless the trade is made solely through a registered dealer and a prospectus is filed with the British Columbia Securities Commission in respect of the Acquisition Shares (and a final receipt obtained for such prospectus) or an exemption from the registration and prospectus requirements may be relied upon.

Allocation

2.4 The Acquisition Shares shall be allocated and issued to the Vendors on the following basis:

         (a)      6,900,000 Acquisition Shares to Teaco;

         (b)      2,400,000 Acquisition Shares to Joe Perraton; and

         (c)      700,000 Acquisition Shares to Lara Perraton.

                                    ARTICLE 3
                               REGISTRATION RIGHTS

 3.1 As soon as practicable after the Closing the Purchaser shall file a registration statement on Form SB-2 (or similar form) under the Securities Act of 1933 (United States) covering not more than 200,000 of the Acquisition Shares and will use its best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission at the earliest practicable date, all at the Purchaser's sole cost and expense. Such best efforts shall include responding to all comments received by the staff of the Securities and Exchange Commission and promptly preparing and filing amendments to such registration statement which are responsive to the comments received from the staff of the Securities and Exchange Commission. Such registration statement shall name the Vendors as selling shareholders and shall provide for the sale by the Vendors of the Acquisition Shares being registered from time to time directly to purchasers or in the over-the-counter market or through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions. None of the foregoing shall in any way limit the Vendors' rights to sell any Acquisition Shares held by them in reliance on an exemption from the registration requirements under the Securities Act of 1933 (United States) in connection with a particular transaction.

 3.2 The Purchaser shall use its best efforts to maintain the currency of the registration statement filed with the Securities and Exchange Commission in respect of the Acquisition Shares being registered for a period of twelve months following the effective date thereof.

                                    ARTICLE 4
                        REPRESENTATIONS AND WARRANTIES OF
                                   THE VENDORS

Representations and Warranties

4.1 Each of the Vendors jointly and severally represent and warrant in all material respects to the Purchaser, with the intent that the Purchaser will rely thereon in entering into this Agreement and in completing the transactions contemplated hereby, that:

The Company - Corporate Status and Capacity

         (a) Incorporation. The Company is a corporation duly incorporated and validly subsisting under the laws of the Province of British Columbia, and is in good standing with the office of the Registrar of Companies;

         (b) Carrying on Business. The Company carries on business in the Province of British Columbia. The Company has an office in Nanaimo, British Columbia and in no other locations. The nature of the Business does not require the Company to register or otherwise be qualified to carry on business in any other jurisdiction;

         (c) Corporate Capacity. The Company has the corporate power, capacity and authority to own the Company Assets and to carry on the Business;

The Vendors - Capacity and Tax Matters

         (d) Capacity. Each of the Vendors, as to their portion of the Company Common Shares, has the full right, power and authority to enter into and complete this Agreement on the terms and conditions contained herein and to transfer and cause the transfer of full legal, registered and beneficial title and ownership of their portion of the Company Common Shares to the Purchaser;

         (e) Resident in Canada. Each of the Vendors is a resident of Canada within the meaning of the Income Tax Act (Canada).

The Company - Capitalization

         (f) Authorized Capital. The authorized capital of the Company consists of 10,000 Common Shares without par value (being the Company Common Shares);

         (g) Ownership of Company Common Shares. The issued and outstanding share capital of the Company will on to Closing consist of 100 Common Shares without par value(being the Company Common Shares), which shares on Closing shall be validly issued and outstanding as fully paid and non-assessable shares. Each of the Vendors will be immediately prior to Closing the registered and beneficial owner of the number of the Company Common Shares set forth opposite their name as follows:

                            Teaco         -   69 Company Common Shares
                            Joe Perraton  -   24 Company Common Shares
                            Lara Perraton -   7 Company Common Shares

                  Each of the Vendors owns or will immediately prior to Closing own his portion of the Company Common Shares free and clear of any and all liens, charges, pledges, encumbrances, restrictions on transfer and adverse claims whatsoever;

         (h) No Option. No person, firm or corporation has any agreement or option or any right capable of becoming an agreement or option for the acquisition of the Company Common Shares or for the purchase, subscription or issuance of any of the unissued shares in the capital of the Company;

         (i) No Restrictions. The transfer of the Company Common Shares to the Purchaser will not be restricted under the charter documents of the Company or under any agreement, and will be permitted under all applicable laws and regulations;

The Company - Records and Company Financial Statements

         (j) Charter Documents. The charter documents of the Company have not been altered since the incorporation of the Company, except as filed in the record book of the Company;

         (k) Books and Records. The books and records of the Company fairly and correctly set out and disclose in all material respects the financial position of the Company, and all material financial and other transactions of the Company relating to the Business, including any and all Company Material Contracts and any amendments thereto, have been accurately recorded or filed in such books and records;

         (l) Company Financial Statements. The Company Financial Statements are true and correct and present fairly and correctly the assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Company as of the respective dates thereof, and the sales and earnings of the Business during the periods covered thereby, in all material respects, and have been prepared in substantial accordance with United States' generally accepted accounting principles consistently applied;

         (m) Company Accounts Receivable. All Company Accounts Receivable are bona fide and are good and collectible without, to the knowledge and belief of the Vendors, set-off or counterclaim;

         (n) Company Accounts Payable and Liabilities. There are no material liabilities, contingent or otherwise, of the Company which are not disclosed in Schedules "E" or "F" hereto or reflected in the Company Financial Statements except those incurred in the ordinary course of business since the date of the said financial statements, and the Company has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of the Company are described in Schedules "E" or "F" hereto;

         (o) No Debt to Related Parties. The Company is not, and on Closing will not be, materially indebted to any of the Vendors nor to any family member of any of the Vendors, nor to any affiliate, director or officer of the Company or the Vendors except as set forth in Schedule "F" hereto;

         (p) No Related Party Debt to the Company. None of the Vendors is now indebted to or under any financial obligation to the Company on any account whatsoever, except for advances on account of travel and other expenses not exceeding $5,000 in total;

         (q) No Dividends. No dividends or other distributions on any shares in the capital of the Company have been made, declared or authorized since the date of the Company Financial Statements;

         (r) No Payments. No payments of any kind have been made or authorized since the date of the Company Financial Statements to or on behalf of the Vendors or to or on behalf of officers, directors, shareholders or employees of the Company or under any management agreements with the Company, except payments made in the ordinary course of business and at the regular rates of salary or other remuneration payable to them;

         (s) No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting the Company;

         (t)      No Adverse Events. Since the date of the Company Financial
                  Statements

                  (i) there has not been any material adverse change in the financial position or condition of the Company, its liabilities or the Company Assets or any damage, loss or other change in circumstances materially affecting the Company, the Business or the Company Assets or the Company's right to carry on the Business, other than changes in the ordinary course of business,

                  (ii) there has not been any damage, destruction, loss or other event (whether or not covered by insurance) materially and adversely affecting the Company, the Business or the Company Assets,

                  (iii) there has not been any material increase in the compensation payable or to become payable by the Company to the Vendors or to any of the Company's officers, employees or agents or any bonus, payment or arrangement made to or with any of them,

                  (iv) the Business has been and continues to be carried on in the ordinary course,

                  (v) the Company has not waived or surrendered any right of material value,

                  (vi) the Company has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

                  (vii) no capital expenditures in excess of $10,000 individually or $30,000 in total have been authorized or made;

The Company - Income Tax Matters

         (u) Tax Returns. All tax returns and reports of the Company required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by the Company or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

         (v) Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by the Company. The Vendors are not aware of any contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

The Company- Applicable Laws and Legal Matters

         (w) Licences. The Company holds all licences and permits as may be requisite for carrying on the Business in the manner in which it has heretofore been carried on, which licences and permits have been maintained and continue to be in good standing;

         (x) Applicable Laws. The Company has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it the violation of which would have a material adverse effect on the Company, and the Company is not in breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees the contravention of which would result in a material adverse impact on the Business;

         (y) Pending or Threatened Litigation. There is no material litigation or administrative or governmental proceeding or enquiry pending or threatened against or relating to the Company, the Business, or any of the Company Assets, nor does the Company have any knowledge of any deliberate act or omission of the Company that would form any material basis for any such action, proceeding or enquiry;

         (z) No Bankruptcy. The Company has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against the Company and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of the Company;

         (aa) Labour Matters. The Company is not party to any collective agreement relating to the Business with any labour union or other association of employees and no part of the Business has been certified as a unit appropriate for collective bargaining or, to the knowledge of the Vendors, has made any attempt in that regard;

         (bb) Finder's Fees. The Company is not party to any agreement which provides for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein except as due to Century Capital Management Ltd.;

Execution and Performance of Agreement

         (cc) Authorization and Enforceability. The execution and delivery of this Agreement, and the completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Teaco and this

                  Agreement constitutes a legal, valid and binding obligation of the Vendors and is enforceable against each of them in accordance with its terms;

         (dd) No Violation or Breach. The performance of this Agreement will not

                  (i) violate the charter documents of the Company or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which the Vendors or the Company, or any of them, is a party,

                  (ii) give any person any right to terminate or cancel any agreement including, without limitation, the Company Material Contracts, or any right or rights enjoyed by the Company,

                  (iii) result in any alteration of the Company's obligations under any agreement to which the Company is party including, without limitation, the Company Material Contracts,

                  (iv) result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favour of a third party upon or against the Company Assets,

                  (v) result in the imposition of any tax liability to the Company relating to the Company Assets or the Company Common Shares, or

                  (vi) violate any court order or decree to which the Company and the Vendors or any of them are subject.

The Company Assets - Ownership and Condition

         (ee) Business Assets. The Company Assets comprise all of the property and assets of the Business, and none of the Vendors nor any other person, firm or corporation owns any assets used by the Company in operating the Business, whether under a lease, rental agreement or other arrangement;

         (ff) Title. The Company is the legal and beneficial owner of the Company Assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

         (gg) No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of the Company Assets;

         (hh) Company Insurance Policies. The Company maintains the public liability insurance and insurance against loss or damage to the Company Assets and the Business as described in Schedule "G" hereto;

         (ii) Company Material Contracts. The Company Material Contracts listed in Schedule "C" constitute all of the material contracts of the Company;

         (jj) No Default. There has not been any default in any material obligation of either of the Company, the Vendors or any other party to be performed under any of the Company Material Contracts, each of which is in good standing and in full force and effect and unamended, and the Vendors are not aware of any default in the obligations of any other party to any of the Company Material Contracts;

         (kk) No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of the Company. The Company is not obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

The Company Assets - Company Equipment

         (ll) Company Equipment. The Company Equipment has been maintained in a manner consistent with that of a reasonably prudent owner;

The Company Assets - Company Goodwill and Other Assets

         (mm) Company Goodwill. The Company carries on the Business only under the names "The Forest Industry Online Inc.", "The Forest Industry Network", "The FIN", "forestindustry.com", "forestindustry.net", and "forestind.com" and under no other business or trade names. The Company has the legal right to use its corporate name in the Province of British Columbia and neither the Company nor any of the Vendors are aware of any names similar to The Forest Industry Online in use in any areas where the Business is conducted. None of the Vendors has any knowledge of any infringement by the Company of any patent, trademark, copyright or trade secret;

The Business

         (nn) Maintenance of Business. Since the date of the Company Financial Statements, the Business has been carried on in the ordinary course and the Company has not entered into any material agreement or commitment except in the ordinary course; and

         (oo) No Ownership of Company. The Company does not own any subsidiary and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm.

Non-Merger and Survival

4.2 The representations and warranties of the Vendors contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Purchaser, the representations and warranties of the Vendors shall survive the Closing.

Indemnity

4.3 The Vendors jointly and severally agree to indemnify and save harmless the Purchaser from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of the Vendors to defend any such claim), resulting from the breach by any of them of any representation or warranty of such party under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by the Vendors to the Purchaser hereunder.

                                    ARTICLE 5
                            COVENANTS OF THE VENDORS

Covenants

5.1 The Vendors jointly and severally covenant and agree with the Purchaser that they will:

         (a) Conduct of Business. Until the Closing, conduct the Business diligently and in the ordinary course consistent with the manner in which the Business generally has been operated up to the date of execution of this Agreement;

         (b) Preservation of Business. Until the Closing, use their best efforts to preserve the Business and the Company Assets and, without limitation, preserve for the Purchaser the Company's relationships with their suppliers, customers and others having business relations with them;

         (c) Insurance. Until the Closing, maintain in full force and effect the Company Insurance Policies;

         (d) Access. Until the Closing, give the Purchaser and its representatives full access to all of the properties, books, contracts, commitments and records of the Company relating to the Company, the Business and the Company Assets, and furnish to the Purchaser and its representatives all such information as they may reasonably request; and

         (e) Procure Consents. Until the Closing, take all reasonable steps required to obtain, prior to Closing, any and all third party consents required to permit the transfer of the Company Common Shares to the Purchaser and to preserve and maintain the Company Assets, including the Company Material Contracts, notwithstanding the change in control of the Company arising from the purchase of the Company Common Shares by the Purchaser.

Authorization

5.2 The Vendors hereby agree to promptly cause the Company, upon the request of the Purchaser, to authorize and direct any and all federal, provincial, municipal, foreign and international governments and regulatory authorities having jurisdiction respecting the Company to release any and all information in their possession respecting the Company to the Purchaser. The Vendors shall promptly cause the Company to execute and deliver to the Purchaser any and all consents to the release of information and specific authorizations which the Purchaser reasonably requires to gain access to any and all such information.

Survival

5.3 The covenants set forth in this Article shall survive until the Closing for the benefit of the Purchaser.

                                    ARTICLE 6
                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Representations and Warranties

6.1 The Purchaser represents and warrants in all material respects to the Vendors, with the intent that the Vendors will rely thereon in entering into this Agreement and in completing the transactions contemplated hereby, that:

The Purchaser - Corporate Status and Capacity

         (a) Incorporation. The Purchaser is a corporation duly incorporated and validly subsisting under the laws of the State of Delaware, and is in good standing with the office of the Secretary of State for the State of Delaware;

         (b) Carrying on Business. The Purchaser has not carried on and does not now carry on any material business activity. The Purchaser has an office in Vancouver, British Columbia and in no other locations;

         (c) Corporate Capacity. The Purchaser has the corporate power, capacity and authority to enter into and complete this Agreement;

         (d) Reporting Status. The Purchaser Common Shares have been registered pursuant to s. 12(g) of the Securities and Exchange Act of 1934 (United States);

The Purchaser - Capitalization

         (e) Authorized Capital. The authorized capital of the Purchaser consists of 30,000,000 Purchaser Common Shares, $0.0001 par value and 5,000,000 shares of preferred stock. $0.0001 par value, of which 4,927,040 Purchaser Common Shares and no shares of preferred stock are presently issued and outstanding;

         (f) No Option. No person, firm or corporation has any agreement or option or any right capable of becoming an agreement or option for the acquisition of Purchaser Common Shares or for the purchase, subscription or issuance of any of the unissued shares in the capital of the Purchaser;

         (g) Capacity. The Purchaser has the full right, power and authority to enter into and complete this Agreement on the terms and conditions contained herein;

         (h) No Restrictions. There are no restrictions on the transfer, sale or other disposition of the Acquisition Shares contained in the charter documents of the Purchaser or under any agreement to which the Purchaser is a Party;

The Purchaser - Records and Financial Statements

         (i) Charter Documents. The charter documents of the Purchaser have not been altered since the incorporation of the Purchaser, except as filed in the record books of the Purchaser;

         (j) Books and Records. The books and records of the Purchaser fairly and correctly set out and disclose in all material respects the financial position of the Purchaser, and all material financial and other transactions of the Purchaser, including any and all contracts and any amendments thereto, have been accurately recorded or filed in such books and records;

         (k) Purchaser Financial Statements. As at the date of this Agreement, the Purchaser Financial Statements are true and correct and present fairly and correctly the assets and liabilities (whether accrued, absolute, contingent or otherwise) of the Purchaser as of the respective dates thereof and have been prepared in substantial accordance with United States' generally accepted accounting principles consistently applied;

         (l) Purchaser Accounts Payable and Liabilities. There are no material liabilities, contingent or otherwise, of the Purchaser which are not disclosed in Schedule "I" hereto or reflected in the Purchaser Financial Statements except those incurred in the ordinary course of business since the date of the said financial statements, and the Purchaser has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of the Purchaser are described in Schedule "I" hereto;

         (m) No Dividends. No dividends or other distributions on any shares in the capital of the Purchaser have been made, declared or authorized since the date of the Purchaser Financial Statements;

         (n) No Payments. No payments of any kind have been made or authorized since the date of the Purchaser Financial Statements to or on behalf of officers, directors, shareholders or employees of the Purchaser or under any management agreements with the Purchaser;

         (o) No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting the Purchaser;

         (p) No Adverse Events. Since the date of the Purchaser Financial Statements there has not been any material adverse change in the financial position or condition of the Purchaser or its liabilities or any damage, loss or other change in circumstances materially affecting the Purchaser;

         (q) Applicable Laws. The Purchaser has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it the violation of which would have a material adverse effect on the Purchaser;

         (r) Pending or Threatened Litigation. There is no material litigation or administrative or governmental proceeding or enquiry pending or threatened against or relating to the Purchaser nor does the Purchaser have any knowledge of any deliberate act or omission of the Purchaser that would form any material basis for any such action, proceeding or enquiry;

         (s) No Bankruptcy. The Purchaser has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against the Purchaser and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of the Purchaser;

         (t) Finder's Fees. The Purchaser is not party to any agreement which provide for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein except as due to Century Capital Management Ltd.;

Execution and Performance of Agreement

         (u) Authorization and Enforceability. The execution and delivery of this Agreement, and the completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of the Purchaser and this Agreement constitutes a legal, valid and binding obligation of the Purchaser and is enforceable against it in accordance with its terms;

         (v) No Violation or Breach. The performance of this Agreement will not violate the charter documents of the Purchaser or result in any breach of, or default under, any agreement to which the Purchaser is a party; and

The Purchaser - Acquisition Shares

         (w) Acquisition Shares. The Acquisition Shares when delivered to the Vendors shall be validly issued and outstanding as fully paid and non-assessable shares, subject to the provisions of this Agreement, and the Acquisition Shares shall be transferable upon the books of the Purchaser, in all cases subject to the provisions and restrictions of all applicable securities laws.

Non-Merger and Survival

6.2 The representations and warranties of the Purchaser contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Vendors, the representations and warranties of the Purchaser shall survive the Closing.

Indemnity

6.3 The Purchaser agrees to indemnify and save harmless the Vendors from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of the Purchaser to defend any such claim), resulting from the breach by it of any representation or warranty of such party under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by the Purchaser to the Vendors hereunder.

                                    ARTICLE 7
                              EMPLOYMENT AGREEMENTS

         At the Closing, the Company shall enter into the Employment Agreement with Joe Perraton pursuant to which each of them will provide services to the Company.

                                    ARTICLE 8
                              CONDITIONS PRECEDENT

Conditions Precedent in favour of the Purchaser

8.1 The Purchaser's obligations to carry out the transactions contemplated hereby is subject to the fulfillment of each of the following conditions precedent on or before the Closing:

         (a) all documents or copies of documents required to be executed and delivered to the Purchaser hereunder will have been so executed and delivered;

         (b) pro forma financial statements showing the combined assets, liabilities, stockholders' equity and results of operations of the Purchaser and the Company, prepared in prepared in accordance with United States' generally accepted accounting principles and the requirements of the Securities and Exchange Commission will have been delivered to the Purchaser;

         (c) the Purchaser shall have completed its due diligence review of the affairs of the Company, and shall be satisfied with same in all material respects;

         (d) all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Vendors at or prior to the Closing will have been complied with or performed;

         (e) title to the Company Common Shares and Company Assets will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

         (f) the Vendors will have transferred the Company Common Shares to the Purchaser and the Company Common Shares will be issued to the Purchaser and registered on the books of the Company in the name of the Purchaser at Closing;

         (g)      subject to Article 9 hereof, there will not have occurred

                  (i) any material adverse change in the financial position or condition of the Company, its liabilities or the Company Assets or any damage, loss or other change in circumstances materially and adversely affecting the Vendors, the Business or the Company Assets or the Company's right to carry on the Business, other than changes in the ordinary course of business, none of which has been materially adverse, or

                  (ii) any damage, destruction, loss or other event, including changes to any laws or statutes applicable to the Company or the Business (whether or not covered by insurance) materially and adversely affecting the Company, the Business or the Company Assets; and

         (h) the transactions contemplated hereby shall have been approved by all other regulatory authorities having jurisdiction over the subject matter hereof, if any.

Waiver by the Purchaser

8.2 The conditions precedent set out in the preceding section are inserted for the exclusive benefit of the Purchaser and any such condition may be waived in whole or in part by the Purchaser at or prior to Closing by delivering to the Vendors a written waiver to that effect signed by the Purchaser. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing the Purchaser shall be released from all obligations under this Agreement.

Conditions Precedent in Favour of Vendors

8.3 The obligation of the Vendors to carry out the transactions contemplated hereby is subject to the fulfillment of each of the following conditions precedent on or before the Closing:

         (a) all documents or copies of documents required to be executed and delivered to the Vendors hereunder will have been so executed and delivered;

         (b) all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or prior to the Closing will have been complied with or performed;

         (c) the Purchaser will have delivered the Acquisition Shares to the Vendors and the Acquisition Shares will be registered on the books of the Purchaser in the name of the Vendors at Closing;

         (d) title to the Acquisition Shares will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

         (e) the board of directors of the Purchaser shall have appointed Marc White and Joe Perraton as directors of the Purchaser; and

         (f) the Purchaser shall have received duly executed Subscriptions for not less that 750 Purchaser Preferred Shares pursuant to the Private Placement and shall have received in full the subscription funds therefore, such funds being held in escrow pending Closing.


Waiver by Vendors

8.4 The conditions precedent set out in the preceding section are inserted for the exclusive benefit of the Vendors and any such condition may be waived in whole or in part by the Vendors at or prior to the Closing by delivering to the Purchaser a written waiver to that effect signed by the Vendors. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing the Vendors shall be released from all obligations under this Agreement.

Nature of Conditions Precedent

8.5 The conditions precedent set forth in this Article are conditions of completion of the transactions contemplated by this Agreement and are not conditions precedent to the existence of a binding agreement. Each party acknowledges receipt of the sum of $1.00 and other good and valuable consideration as separate and distinct consideration for agreeing to the conditions of precedent in favour of the other party or parties set forth in this Article.

Termination

8.6 Notwithstanding any provision herein to the contrary, if Closing does not occur on or before January 31, 2000 this Agreement will be at an end and will have no further force or effect, unless otherwise agreed upon by the parties in writing.

Confidentiality

8.7 Notwithstanding any provision herein to the contrary, the parties hereto agree that the existence and terms of this Agreement are confidential and that if this Agreement is terminated pursuant to the preceding section the parties agree to return to one another any and all financial, technical and business documents delivered to the other party or parties in connection with the negotiation and execution of this Agreement and shall keep the terms of this Agreement and all information and documents received from the Company and the contents thereof confidential and not utilize nor reveal or release same, provided, however, that the Purchaser will be required to issue one or more news releases and file a Current Report on Form 8-K with the Securities and Exchange Commission respecting the proposed share purchase contemplated hereby.


                                    ARTICLE 9
                                      RISK

         If any material loss or damage to the Business occurs prior to Closing and such loss or damage, in the Purchaser's reasonable opinion, cannot be substantially repaired or replaced within sixty (60) days, the Purchaser shall, within seven (7) days following any such loss or damage, by notice in writing to the Vendors, at its option, either:

         (a) terminate this Agreement, in which case no party will be under any further obligation to any other party; or

         (b) elect to complete the purchase of the Company Common Shares and the other transactions contemplated hereby, in which case the proceeds and the rights to receive the proceeds of all insurance covering such loss or damage will, as a condition precedent to the Purchaser's obligations to carry out the transactions contemplated hereby, be vested in the Company or otherwise adequately secured to the satisfaction of the Purchaser on or before the Closing Date.


                                   ARTICLE 10
                                     CLOSING

Closing

10.1 The purchase and sale of the Company Common Shares and the other transactions contemplated by this Agreement will be closed at the Place of Closing in accordance with the closing procedure set out in this Article.

Documents to be Delivered by Vendors

10.2 On or before the Closing, the Vendors will deliver or cause to be delivered to the Purchaser:

         (a) a certificate of status in respect of the Company and Teaco and a certificate of incumbency in respect of the authorized signatories of Teaco;

         (b) certified copies of such resolutions of the directors of Teaco as are required to be passed to authorize the execution, delivery and implementation of this Agreement;

         (c) the original or certified copies of the charter documents of the Company and all corporate records documents and instruments of the Company, the corporate seals of the Company and all books and accounts of the Company;

         (d) certificates representing the Company Common Shares, duly endorsed for transfer to the Purchaser, together with a duly executed share certificate respecting the Company Common Shares issued to the Purchaser and recorded in the share register of the Company;

         (e) all reasonable consents or approvals required to be obtained by the Vendors and the Company for the purposes of validly transferring the Company Common Shares to the Purchaser and preserving and maintaining the interests of the Company under any and all Company Material Contracts and in relation to the Company Assets;

         (f) certified copies of such resolutions of the shareholders and directors of the Company as are required to be passed to authorize the execution, delivery and implementation of this Agreement;

         (g) an acknowledgement from each of the Vendors of the satisfaction of the conditions precedent set forth in section
                  8.3 hereof;

         (h) the Employment Agreement, duly executed by the Company and Joe Perraton; and

         (i) such other documents as the Purchaser may reasonably require to give effect to the terms and intention of this Agreement.

Documents to be Delivered by the Purchaser

10.3 On or before the Closing, the Purchaser shall deliver or cause to be delivered to the Vendors:

         (a) a certificate of status in respect of the Purchaser and a certificate of incumbency in respect of the authorized signatories of the Purchaser;

         (b) share certificates representing the Acquisition Shares duly registered in the names of the Vendors;

         (c) certified copies of such resolutions of the directors of the Purchaser as are required to be passed to authorize the execution, delivery and implementation of this Agreement, the execution and delivery of the Subscriptions and the closing of the Private Placement, the appointment of the Significant Shareholders to the board of directors of the Purchaser, the change of the authorized signatories on the Purchaser's bank accounts, and such other resolutions as are reasonably required by the Vendors to complete this Agreement and the transactions contemplated hereby;

         (d) an acknowledgement from the Purchaser of the satisfaction of the conditions precedent set forth in section 8.1 hereof;

         (e) a certificate signed by an officer of the Purchaser confirming the accuracy, at and as of the Closing Date, of the representations and warranties of the Purchaser contained in
                  Article 6 hereof;

         (f) an opinion from counsel for the Purchaser confirming the accuracy, at and as of the Closing Date, of paragraphs 6.1(a),
                  (c), (d), (h), (u), (w) of the Share Exchange Agreement, that the Acquisition Shares have been validly issued to the Vendors in compliance with all applicable United States' laws and regulations and that the form of Acquisition Share certificate have been duly authorized, executed and delivered by the Purchaser, are in compliance with the laws of Delaware, and do not conflict with articles of the Purchaser;

         (g) such other documents as the Vendors may reasonably require to give effect to the terms and intention of this Agreement.


                                   ARTICLE 11
                               GENERAL PROVISIONS

Arbitration

11.1 The parties hereto shall attempt to resolve any dispute, controversy, difference or claim arising out of or relating to this Agreement by negotiation in good faith. If such good negotiation fails to resolve such dispute, controversy, difference or claim within fifteen (15) days after any party delivers to any other party a notice of its intent to submit such matter to arbitration, then any party to such dispute, controversy, difference or claim may submit such matter to arbitration in the City of Vancouver, British Columbia. The arbitration panel shall consist of a single arbitrator selected by the joint agreement of the parties to the dispute; provided that if the parties cannot agree upon the identity of a single arbitrator within fifteen (15) days, then the arbitration panel shall consist of three (3) arbitrators, one (1) of whom shall be appointed by each party within ten (10) days and the third duly appointed by mutual agreement of the two (2) arbitrators so appointed by the parties; provided further that if the two arbitrators cannot select the third arbitrator within ten (10) days after their appointment, the selection of the third arbitrator shall be made in accordance with the general rules of arbitration in relation to arbitrations in the Province of British Columbia (the "Rules"). If no such arbitrator is appointed within ten (10) days of such request, either party may apply to a court having jurisdiction to make such appointment. Once the arbitration panel has been selected, the arbitration of the dispute shall be conducted in English in accordance with the Rules in the City of Vancouver, British Columbia, unless otherwise provided or limited by the Rules. The arbitrator(s) shall give each of the parties a fair opportunity to prepare, including pre-arbitration hearing discoveries, and present its position with respect to the dispute, and each party shall be entitled to call witnesses to testify, examine and cross-examine witnesses that the other party calls to testify, introduce documents and other materials and submit written statements of position and arguments. The arbitration panel shall make a final determination, to be provided in writing to each party, that resolves the dispute and includes an allocation of the aggregate fees, costs and expenses of the arbitration between the parties to the dispute, such allocation to be made in the sole discretion of the arbitration panel after giving due consideration to the relative merits of the parties positions in the dispute. All results of the arbitration proceedings shall be final, conclusive and binding on all parties to this Agreement, and shall not be subject to judicial review. Judgment upon the award rendered by the arbitrator may be entered in the Province of British Columbia or any other court having competent jurisdiction. For the purposes of this section, the Vendors shall collectively be deemed to be one party, and their selection of an arbitrator or concurrence therein shall be made by notice in writing duly executed by a simple majority of the Vendors.

Notice

11.2 Any notice required or permitted to be given by any party will be deemed to be given when in writing and delivered to the address for notice of the intended recipient by personal delivery, prepaid single certified or registered mail, or telecopier. Any notice delivered by mail shall be deemed to have been received on the fourth business day after and excluding the date of mailing, except in the event of a disruption in regular postal service in which event such notice shall be deemed to be delivered on the actual date of receipt. Any notice delivered personally or by telecopier shall be deemed to have been received on the actual date of delivery.

Addresses for Service

11.3 The address for service of notice of each of the parties hereto is as follows:

         (a)      the Vendors:

                  Teaco Properties Ltd.
                  649 Belle View Place
                  Nanaimo, British Columbia
                  V9V 1B5

                  Telecopier: (250) 751-7966

                  Joe Perraton
                  7491 Elizabeth Way
                  Lantzville, British Columbia
                  V0R 2H0

                  Lara Perraton
                  485 Howard Avenue
                  Nanaimo, British Columbia
                  V9R 3S2

                  Lang Michener Lawrence & Shaw
                  Attention: Leo Raffin and Susan Goscoe
                  500 Royal Centre
                  1055 West Georgia Street
                  Vancouver, British Columbia
                  V6E 4N7

                  Telecopier: (604) 685-7084

         (b)      the Purchaser:

                  1650, 200 Burrard Street
                  Vancouver, British Columbia
                  V6C 3L6

                  Telecopier: (604) 689-5320

Change of Address

11.4 Any party may, by notice to the other parties change its address for notice to some other address in North America and will so change its address for notice whenever the existing address or notice ceases to be adequate for delivery by hand. A post office box may not be used as an address for service.

Further Assurances

11.5 Each of the parties will execute and deliver such further and other documents and do and perform such further and other acts as any other party may reasonably require to carry out and give effect to the terms and intention of this Agreement.

Time of the Essence

11.6  Time is expressly declared to be the essence of this Agreement.

Entire Agreement

11.7 The provisions contained herein constitute the entire agreement among the Vendors and the Purchaser respecting the subject matter hereof and supersede all previous communications, representations and agreements, whether verbal or written, among the Vendors and the Purchaser with respect to the subject matter hereof.

Enurement

11.8 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

Assignment

11.9 This Agreement is not assignable without the prior written consent of the parties hereto.

Counterparts

11.10 This Agreement may be executed in counterparts, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by telecopier will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

Applicable Law

11.11 This Agreement is subject to the laws of the Province of British Columbia and the laws of Canada applicable therein and, subject to section 11.1 hereof, the parties hereto to attorn to the exclusive jurisdiction of the Courts of the Province of British Columbia.

Independent Legal Advice

11.12 The parties hereto acknowledge that they have each received independent legal advice with respect to the terms of this Agreement and the transactions contemplated herein or have knowingly and willingly elected not to do so. The parties hereto further acknowledge that this Agreement has been prepared by Century Capital Management Ltd. as a convenience to the parties only, and that Century Capital Management Ltd. has not provided any of the parties hereto with any professional advice with respect to this Agreement.

Novation

11.13 This Agreement supercedes and novates the Share Exchange Agreement made as of the 24th day of December, 1999 between the parties hereto, which agreement is hereby agreed by the parties hereto to be cancelled and of no further force or effect.

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.


                                              AUTOEYE INC.


/s/ John William Legg                         By:      /s/ Andrew Hromyk
-------------------------------------                  ---------------------
Witness                                                Authorized Signatory

John William Legg
-------------------------------------
Name Barrister and Solicitor
-------------------------------------
Address
        200 Burrard Street Suite 1650
        Vancouver, British Columbia
        Canada V6C 3L6



                                             TEACO PROPERTIES LTD.


/s/ Catherine MacArthur                      By:      /s/ Marc White
-------------------------------------                 --------------------------
Witness                                               Authorized Signatory

Catherine MacArthur
-------------------------------------
Name
Address
        6150 Glacier Way
        Nanaino BC V9T 6C8
-------------------------------------



/s/ Catherine MacArthur                      /s/  JOE PERRATON
-------------------------------------        -----------------
Witness                                      JOE PERRATON

Catherine MacArthur
-------------------------------------
Name
Address
        6150 Glacier Way
        Nanaino BC V9T 6C8
-------------------------------------




/s/ Catherine MacArthur                      /s/  LARA PERRATON
-------------------------------------        ------------------
Witness                                      LARA PERRATON

Catherine MacArthur
-------------------------------------
Name
Address
        6150 Glacier Way
        Nanaino BC V9T 6C8
-------------------------------------




This is Page 24 to the Share Exchange Agreement dated January 20, 2000 among Autoeye Inc., Teaco Properties Ltd., Joe Perraton and Lara Perraton.